EXHIBIT 99.1

GSI LUMONICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS — CANADIAN SUPPLEMENT
(In United States Dollars, and in Accordance with Canadian GAAP)

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement (Canadian Supplement) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included in Item 2 of this Quarterly Report. The Canadian Supplement should also be read in conjunction with the unaudited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 1), the differences between United States and Canadian Generally Accepted Accounting Principles (GAAP) and reconciliations included in Note 14 in Item 1 and the audited Consolidated Financial Statements and Notes included in the Company’s Annual Report for the fiscal year ended December 31, 2003.

      The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Special Note Regarding Forward-Looking Statements” section of the MD&A in Item 2 of this Quarterly Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Lumonics Inc. financial condition and results of operations.

Results of Operations

	Three Months Ended		Nine Months Ended

	October 1,	September 26,	October 1,	September 26,
	2004	2003	2004	2003

		(restated)		(restated)
Income (loss) before income taxes
• Canadian GAAP	$11,690	$1,759	$34,547	$(1,687)
• U.S. GAAP	13,830	$872	36,889	$(4,348)

• Difference	$(2,140)	$887	$(2,342)	$2,661
Net income (loss)
• Canadian GAAP	$9,983	$1,437	$30,534	$(2,009)
• U.S. GAAP	$12,123	$550	$32,876	$(4,670)
Net income (loss) per common share diluted
• Canadian GAAP	$0.24	$0.03	$0.72	$(0.05)
• U.S. GAAP	$0.29	$0.01	$0.78	$(0.11)

Business Combinations

      On March 22, 1999, Lumonics Inc. and General Scanning, Inc. (General Scanning) completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders’ equity and the historical operating results of the two predecessor companies.

      Under U.S. GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets. Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life.

      The Canadian GAAP income before income taxes was higher and the Canadian GAAP loss before income taxes was lower than the corresponding U.S. GAAP amounts due to amortization of lower net book values of property, plant and equipment and acquired intangible assets resulting from different methods of accounting for the business combination. The different net book values resulted in a lower depreciation and amortization expense under Canadian GAAP by $7 thousand and $1.6 million for the three months ended October 1, 2004 and September 26, 2003, respectively. For the nine months ended October 1, 2004 and September 26, 2003 the impact for this difference was to decrease depreciation and amortization expense under Canadian GAAP by $0.8 million and $4.7 million, respectively.

Stock Based Compensation

      Effective January 1, 2004, under Canadian GAAP, the Company is required to measure and expense stock based compensation using a fair value method. This change is being applied on a retroactive basis with restatement for Canadian GAAP for prior comparative periods. The effect of the restatement for the three and nine months ended September 26, 2003 is an additional expense of $0.7 million and $2.0 million; respectively, compared to the previously filed Canadian GAAP results. For the quarter ended October 1, 2004 the Company recorded $1.9 million for the fair value of stock based compensation and $3.0 million for the nine months ended October 1, 2004. Under U.S. GAAP, the Company uses the intrinsic value method for accounting for its stock option plans. Under this method, no stock based compensation expense is recorded in the financial statements, unless the exercise price of an option differs from the fair market value of the underlying stock on the date of grant. Further, under U.S. GAAP, if there has been a modification of terms of a stock option, which requires the use of variable accounting, stock compensation expense will be recorded with the offset included as a component of stockholders’ equity, for which the Company recorded approximately $0.2 million of income for the three months ended October 1, 2004 and $0.1 million of expense for the nine months ended October 1, 2004 under U.S. GAAP that was not recorded under Canadian GAAP.

Investment Tax Credits

      Under Canadian GAAP, global investment tax credits are required to be netted against research and development expense. Under U.S. GAAP, these amounts are included in the income tax provision. For the three and nine months ended October 1, 2004 and September 26, 2003, there were no investment tax credits recorded, as there was doubt as to whether their value would be realized. Therefore, there was no impact on the net income or loss before income taxes for either three months and nine months ended October 1, 2004 or the three months and nine months ended September 26, 2003.